OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Veridian Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92342R 20 3

(Cusip Number)

James J. Kozlowski
111 Congress
Suite 2900
Austin, Texas 78701
(512) 322-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92342R 20 3			Page 2 of 11

1.	Name of Reporting Person: Texas Growth Fund II - 1998 Trust		I.R.S. Identification Nos. of above persons (entities only): EIN No.: 74-6399808

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,815,700 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,815,700 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,815,700 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.2%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 92342R 20 3			Page 3 of 11

1.	Name of Reporting Person: TGF Management Corp.		I.R.S. Identification Nos. of above persons (entities only): EIN No.: 74-6399808

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,856,334 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,856,334 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,856,334 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.3%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92342R 20 3			Page 4 of 11

1.	Name of Reporting Person: The Board of Trustees of The Texas Growth Fund		I.R.S. Identification Nos. of above persons (entities only): EIN No.: 74-6399808

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,759,529 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,759,529 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,759,529 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.9%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 92342R 20 3			Page 5 of 11

1.	Name of Reporting Person: James J. Kozlowski		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 2,800,163 shares

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 2,800,163 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,800,163 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.0%

14.	Type of Reporting Person (See Instructions): IN

Item 1.   Security Issuer.

     The class of equity securities to which this Statement relates is the common stock, $0.0001 par value, (the “Common Stock”), of Veridian Corporation (the “Issuer”).

     The principal executive offices of the Issuer are located at 1200 South Hayes Street, Suite 1100, Arlington, Virginia 22202.

Item 2.   Identity and Background.

(a)   Name

     This Statement is being filed on behalf of Texas Growth Fund II – 1998 Trust, a trust established by the Texas Constitution (“TGF II”), TGF Management Corp., a Texas corporation (“TGF Management”), The Board of Trustees of the Texas Growth Fund (the “Board of Trustees”) and James J. Kozlowski (“Kozlowski”).

     TGF Management is the general partner of TGF II Management, L.P., a Texas partnership (“TGF II LP”), which manages TGF II. The Board of Trustees is the trustee of the Texas Growth Fund – 1991 Trust, a Texas trust (“TGF 1991”), and TGF II. Kozlowski is the President and a director of TGF Management and TGF I Management Corp., a Texas corporation (“TGF I Management”), which manages TGF 1991. TGF II, TGF Management, the Board of Trustees and Kozlowski entered into a Joint Filing Agreement, dated June 19, 2003, a copy of which is filed as Exhibit A to this Schedule 13D, pursuant to which TGF II, TGF Management, the Board of Trustees and Kozlowski agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

     Kozlowski is the president of TGF Management. In addition to Kozlowski, the following individuals are officers of TGF Management: Brent Humphries, Stephen Soileau and Barry Twomey.

(b)   Principal Address

     The principal address of each of TGF II, TGF Management, the Board of Trustees and Kozlowski is 111 Congress, Suite 2900, Austin, Texas 78701.

(c)   Principal Business

     The principal business of TGF II is private equity investments. The principal business of TGF Management is to manage TGF II. The principal business of the Board of Trustees is to act as the trustee to TGF II and TGF 1991. The principal business of Kozlowski is the President and a director of TGF I Management, which manages TGF 1991, and the President and a director of TGF Management, which manages TGF II and is the general partner of TGF II LP. The principal address of TGF I Management is 111 Congress, Suite 2900, Austin, Texas 78701.

(d) and (e) No Convictions or Proceedings.

     During the last five years, none of TGF II, TGF Management, the Board of Trustees or Kozlowski, nor to the knowledge of TGF II, TGF Management, the Board of Trustees or Kozlowski, any other person or entity referred to in this Item 2:(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Citizenship

     Each of TGF II and TGF Management is organized under the laws of the State of Texas. The Board of Trustees is organized under the laws of the State of Texas. Each of the executive officers of TGF II,

(Page 6 of 11 Pages)

TGF Management and the Board of Trustees is a citizen of the United States. Kozlowski is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     Funds used as consideration to purchase the securities of the Issuer were from the general working capital of TGF II and TGF 1991.

Item 4.   Purpose of Transaction.

     The shares of Common Stock covered by this filing are being held for investment purposes. On June 9, 2003, the Issuer entered into an Agreement and Plan of Merger, dated as of June 9, 2003 (the “Merger Agreement”), with General Dynamics Corporation, a Delaware corporation (“General Dynamics”), and Aspen Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of General Dynamics (“Merger Sub”), whereby Merger Sub will merge with and into the Issuer, with the Issuer to survive the merger and become a wholly owned subsidiary of General Dynamics (the “Merger”). Pursuant to the Merger Agreement, each of the shares of the Common Stock covered by this Statement will be converted into the right to receive $35.00 at such time as the Merger becomes effective. Further, each outstanding option or warrant to purchase Common Stock will be converted into the right to receive the excess, if any, of $35.00 minus the per share exercise price of such option or warrant. Consummation of the Merger is subject to the conditions set forth in the Merger Agreement, including, without limitation, obtaining the approval of the stockholders of the Issuer and certain regulatory consents. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement incorporated in this filing by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on June 9, 2003. The purpose of entering into the Voting Agreement is to aid in facilitating the consummation of the Merger.

     There are no anticipated changes to the board of directors or management of the Issuer before the consummation of the Merger. Upon consummation of the Merger, it is expected that the board of directors of Merger Sub will become the board of directors of the Issuer, and that the size of the board will decrease to three individuals. After the consummation of the Merger, it is anticipated that the management of the operational entities of the Issuer will remain substantially the same, subject to any changes that General Dynamics, in its sole discretion, deems necessary. The certificate of incorporation and bylaws of the surviving corporation will become the certificate and bylaws of Merger Sub in effect immediately prior to the Merger.

     If the Merger is consummated, it is expected that the Common Stock of the Issuer will be delisted from The New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended. General Dynamics would be the only stockholder of the Issuer after the effective time of the Merger.

     In connection with the Merger, and at the request of General Dynamics, TGF 1991, TGF II, TGF Management and TGF II LP (TGF 1991, TGF II, TGF Management and TGF II LP being collectively, the “TGF Entities”), entered into a Voting Agreement dated June 9, 2003 with General Dynamics and Merger Sub (the “Voting Agreement”). Pursuant to the Voting Agreement, the TGF Entities agreed, during the term of the Voting Agreement, to vote their shares of the Issuer’s common stock in favor of the Merger and against any alternative acquisition proposal and certain other actions. The TGF Entities also granted General Dynamics and Merger Sub an irrevocable proxy to vote their shares in favor of the Merger and against any alternative acquisition proposal and certain other actions. Further, the TGF Entities agreed not to dispose of, in any manner, any shares over which they have dispositive power or take any other action that would impair their ability to vote the shares in the manner provided by the Voting Agreement. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement incorporated herein by reference to Exhibit D attached hereto.

     Subject to the effectiveness of the Merger as contemplated, each of TGF II, TGF Management, the Board of Trustees and Kozlowski will dispose of all of the shares of Common Stock of which they are beneficial owners, in accordance with the terms of the Merger Agreement. Further, each of TGF Management and Kozlowski will have all of the options to acquire Common Stock (whether vested or unvested) over which they have beneficial ownership cancelled in exchange for the right to receive the excess, if any, of $35.00 over the exercise price per share multiplied by the number of shares subject to the option, less any applicable federal and state withholding taxes.

(Page 7 of 11 Pages)

     TGF II acquired shares of the Issuer’s Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), in 1999. The shares of Class A Common Stock held by TGF II were converted into shares of Common Stock of the Issuer at a conversion rate of 1.365188 shares of Common Stock per share of Class A Common Stock upon the closing of the initial public offering of the Issuer on June 10, 2002. Upon such initial public offering the 1,330,000 shares of Class A Common Stock converted into 1,815,700 shares of Common Stock of the Issuer.

     TGF Management, as manager of TGF II, may be deemed to be the beneficial owner of the 1,815,700 shares of Common Stock acquired by TGF II. TGF Management may also be deemed to own the 40,634 shares of Common Stock of TGF II LP, 24,674 shares of which were transferred to TGF II, LP by Kozlowski (which such shares were acquired by Kozlowski pursuant to option grants to him in his capacity as a current director of the Issuer) and 15,960 shares of which were transferred to TGF II, LP by a previous director of the Issuer.

     The Board of Trustees may be deemed to be the beneficial owner 943,829 shares of Common Stock of the Issuer by TGF 1991in 1999 and the 1,815,700 shares of Common Stock acquired by TGF II upon the conversion of the 1,330,000 shares of Class A Common Stock.

     Kozlowski, as President of TGF Management and TGF I Management, the managers of TGF II and TGF 1991, respectively, may be deemed to be the owner of the 1,815,700 shares of Common Stock acquired by TGF II and the 943,829 shares of Common Stock acquired by TGF 1991. In addition, Kozlowski may be deemed to be the beneficial owner of 40,634 shares of Common Stock (including 34,250 options to acquire Common Stock of the Issuer) that have been granted to TGF II LP on his behalf and on behalf of another former director of the Issuer in connection with their service as directors of the Issuer.

     Except as described above, TGF II, TGF Management, the Board of Trustees and Kozlowski do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a)  TGF II beneficially owns 1,815,700 shares of Common Stock, or approximately 5.2% of the outstanding shares of Common Stock of the Issuer.

     TGF Management is the general partner of TGF II LP, which manages TGF II. As such, TGF Management may be deemed to be the beneficial owner of 1,815,700 shares of Common Stock of the Issuer. TGF II LP owns 40,634 shares of Common Stock of the Issuer, 24,674 shares of which were transferred to TGF II LP by Kozlowski and 15,960 of which were transferred to TGF II LP by a previous director of the Issuer. Thus, in the aggregate, TGF Management may be deemed to be the beneficial owner of 1,856,334 shares of Common Stock of the Issuer, or approximately 5.3% of the outstanding shares of Common Stock of the Issuer.

     The Board of Trustees is the trustee of TGF 1991 and TGF II. TGF 1991 owns 943,829 shares of Common Stock of the Issuer. TGF II owns 1,815,700 shares of Common Stock of the Issuer. As such, the Board of Trustees may be deemed to be the beneficial owner of 2,759,529 shares of Common Stock of the Issuer, or approximately 7.9% of the outstanding shares of Common Stock of the Issuer.

(Page 8 of 11 Pages)

     Kozlowski is a member of the Board of Directors of the Issuer. In such role, he has been granted options to purchase shares of Common Stock of the Issuer. The options are granted to TGF II LP on behalf of Kozlowski. Kozlowski is the President and a director of TGF Management, the general partner of TGF II LP, which manages TGF II. As such, Kozlowski may be deemed to be the beneficial owner of (i) 40,634 shares of Common Stock of the Issuer which are owned by TGF II LP (or options that are exercisable into Common Stock of the Issuer within sixty days pursuant to 13d3(d)(1)) and (ii) 1,815,700 shares of Common Stock owned by TGF II. Kozlowski is also the President and a director of TGF I Management, which manages the TGF 1991, which owns 943,829 shares of Common Stock of the Issuer. As such, Kozlowski may be deemed to be the beneficial owner of the 943,829 shares of Common Stock of the Issuer held by TGF 1991. In the aggregate, Kozlowski may be deemed to be the beneficial owner of 2,800,163 shares of Common Stock of the Issuer, or approximately 8.0% of the outstanding shares of Common Stock of the Issuer.

     The aforementioned percentages of the outstanding shares of Common Stock of the Issuer are based on 34,816,350 shares of Common Stock of the Issuer outstanding as of June 7, 2003 as listed in Section 5.2 of the Merger Agreement.

     Except as set forth in this Statement, to the knowledge of TGF II, TGF Management, the Board of Trustees and Kozlowski, no other person or entity referred to in Item 2 beneficially owns any shares of Common Stock of the Issuer.

     (b)  TGF II acts by and through its general partner, TGF II, LP. TGF Management is the general partner of TGF II, LP and makes decisions with respect to the voting and disposition of shares of Common Stock held by TGF II. Kozlowski is the President of TGF Management and may be deemed to share voting and dispositive power with respect to any shares over which TGF Management exercises control. Thus, TGF II may be deemed to share voting and dispositive power with respect to 1,815,700 shares with TGF Management and Kozlowski.

     TGF Management may be deemed to share voting and dispositive power with respect to 1,856,334 shares of Common Stock with TGF II and Kozlowski, 1,815,700 of which are held by TGF II and 40,634 of which are shares of Common Stock of the Issuer (including 34,250 options to acquire Common Stock of the Issuer) granted to TGF II LP on behalf of Kozlowski and a former director of the Issuer in their capacity as directors of the Issuer.

     The Board of Trustees acts as the trustee to TGF II and TGF 1991. As such, the Board of Trustees may be deemed to share voting and dispositive power with respect to the 1,815,700 shares of Common Stock held by TGF II and 943,829 shares of Common Stock held by TGF 1991.

     Kozlowski may be deemed to share voting and dispositive power with TGF II, TGF II, LP, TGF Management and TGF 1991. Accordingly, Kozlowski may be deemed to share voting and dispositive power with respect to 2,800,163 shares of Common Stock.

     (c)  On June 5, 2003, the Issuer granted to TGF II LP on behalf of Kozlowski, in connection with his position as a director of the Issuer, a director stock option to acquire 1,000 shares of Common Stock of the Issuer. The exercise price of the option is $26.15 per share of Common Stock and the option is immediately exercisable. Except as set forth in this Statement, to the knowledge of TGF II, TGF Management, the Board of Trustees and Kozlowski, no other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transaction in the Common Stock of the Issuer during the past 60 days.

     (d)  To the best of TGF II’s, TGF Management’s, the Board of Trustees’ and Kozlowski’s knowledge, each of TGF II, TGF Management, the Board of Trustees and Kozlowski has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer owned by each entity.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     TGF II is a party to the Master Equityholders Agreement, dated September 9, 2000, by and among the Issuer, Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., CIBC WG Argosy

(Page 9 of 11 Pages)

Merchant Fund 2, L.L.C., Co-Investment Merchant Fund 3, LLC, Argotyche, L.P., Santaeus, L.P., David H. Langstaff, Monitor Company Group, L.P. as successor-in-interest to Monitor Company, Inc., Monitor Consulting, L.P., First Union Investors, Inc., The Northwestern Mutual Life Insurance Company, A.G. Investment Advisory Services, Inc., Merit Life Insurance Co., Lincoln National Life Insurance Company, J.H. Whitney Mezzanine Fund, L.P., J.H. Whitney Market Value Fund, L.P., American General Life and Accident Insurance Company and Magnetite Asset Investors L.L.C. The Master Equityholders Agreement granted the parties thereto certain rights, including rights of first refusal, tag-along and drag-along rights and various transfer rights specific to each equityholder that expired in connection with the consummation of the Issuer’s initial public offering. The Master Equityholders Agreement also granted certain registration rights to certain of the parties to the agreement, which registration rights are currently available and which require the Issuer to register the specified amount of the requesting equityholder’s or warrantholders’ registrable securities (as such term is defined in the Master Equityholders Agreement).

     The foregoing description of the Master Equityholders Agreement is qualified in its entirety by reference to the full text of the Master Equityholders Agreement incorporated in this filing by reference to Exhibit 10.12 of the Registration Statement on Form Form S-1 filed by the Issuer on May 16, 2002.

     The TGF Entities are also a party to the Voting Agreement described in Item 4 above and filed as Exhibit D hereto.

     Further, TGF II LP, on behalf of Kozlowski in connection with his service as a director of the Issuer, is entitled to receive options to acquire shares of Common Stock of the Issuer. In addition, TGF II LP previously received options to acquire shares of the Common Stock of the Issuer on behalf of a former director of the Issuer. Accordingly, TGF II LP is party to various option award agreements with the Issuer with respect to the stock options to acquire shares of Common Stock of the Issuer. TGF II LP beneficially owns 34,250 options to acquire shares of the Common Stock of the Issuer, all of which are immediately exercisable and which have exercise prices ranging from $14.54 to $26.15 per share.

     Except as set forth in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between or among TGF II, TGF Management, the Board of Trustees or Kozlowski or, to the knowledge of TGF II, TGF Management, the Board of Trustees or Kozlowski, any other person or entity referred to in Item 2, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

A.	Joint Filing Agreement dated June 19, 2003, by and among the Texas Growth Fund – 1998 Trust, TGF Management Corp., The Board of Trustees of the Texas Growth Fund and James J. Kozlowski.

B.	Master Equityholders Agreement, effective as of September 9, 2000, by and among Veridian Corporation, Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., CIBC WG Argosy Merchant Fund 2, L.L.C., Co-Investment Merchant Fund 3, LLC, Argotyche, L.P., Santaeus, L.P., David H. Langstaff, Monitor Company Group, L.P. as successor-in-interest to Monitor Company, Inc., Monitor Consulting, L.P., First Union Investors, Inc., The Northwestern Mutual Life Insurance Company, A.G. Investment Advisory Services, Inc., Merit Life Insurance Co., Lincoln National Life Insurance Company, J.H. Whitney Mezzanine Fund, L.P., J.H. Whitney Market Value Fund, L.P., American General Life and Accident Insurance Company and Magnetite Asset Investors L.L.C. (incorporated by reference from Exhibit 10.12 of the Registration Statement on Form S-1 filed by Veridian Corporation (File No. 333-83792) on May 16, 2002).

C.	Agreement and Plan of Merger, dated June 9, 2003, by and among General Dynamics Corporation, Aspen Acquisition Corporation and Veridian Corporation (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Veridian Corporation on June 9, 2003).

(Page 10 of 11 Pages)

D.	Voting Agreement, dated June 9, 2003, by General Dynamics Corporation, Aspen Acquisition Corporation and The Texas Growth Fund – 1991 Trust, The Texas Growth Fund II – 1998 Trust, TGF Management Corp. and TGF II Management, L.P.

(Page 11 of 11 Pages)

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 19, 2003

TEXAS GROWTH FUND II - 1998 TRUST

THE BOARD of TRUSTEES of THE TEXAS GROWTH FUND II, As the Trustee of the Texas Growth Fund II - 1998 Trust

By: TGF II Management, L.P. As Executive Director

By: TGF Management Corp., As General Partner

/s/ James J. Kozlowski Name: James J. Kozlowski Title: President

TGF MANAGEMENT CORP.

By: /s/ James J. Kozlowski Name: James J. Kozlowski Title: President

THE BOARD of TRUSTEES OF THE TEXAS GROWTH FUND

By: TGF II Management, L.P. As Executive Director

By: TGF Management Corp., As General Partner

/s/ James J. Kozlowski Names: James J. Kozlowski Title: President

JAMES J. KOZLOWSKI

/s/ James J. Kozlowski Name: James J. Kozlowski

EXHIBIT INDEX

A.	Joint Filing Agreement dated June 19, 2003 by and among the Texas Growth Fund II – 1998 Trust, TGF Management Corp., The Board of Trustees of the Texas Growth Fund and James J. Kozlowski.

B.	Master Equityholders Agreement, effective as of September 9, 2000, by and among Veridian Corporation, Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., CIBC WG Argosy Merchant Fund 2, L.L.C., Co-Investment Merchant Fund 3, LLC, Argotyche, L.P., Santaeus, L.P., David H. Langstaff, Monitor Company Group, L.P. as successor-in-interest to Monitor Company, Inc., Monitor Consulting, L.P., First Union Investors, Inc., The Northwestern Mutual Life Insurance Company, A.G. Investment Advisory Services, Inc., Merit Life Insurance Co., Lincoln National Life Insurance Company, J.H. Whitney Mezzanine Fund, L.P., J.H. Whitney Market Value Fund, L.P., American General Life and Accident Insurance Company and Magnetite Asset Investors L.L.C. (incorporated by reference from Exhibit 10.12 of the Registration Statement on Form S-1 filed by Veridian Corporation (File No. 333-83792) on May 16, 2002).

C.	Agreement and Plan of Merger, dated June 9, 2003, by and among General Dynamics Corporation, Aspen Acquisition Corporation and Veridian Corporation (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Veridian Corporation on June 9, 2003).

D.	Voting Agreement, dated June 9, 2003, by General Dynamics Corporation, Aspen Acquisition Corporation and The Texas Growth Fund – 1991 Trust, The Texas Growth Fund II – 1998 Trust, TGF Management Corp. and TGF II Management, L.P.